July 14, 2025

Traviss Loong Kam Seng
Chief Executive Officer
BM Acquisition Corp.
Lot 680, Jalan Batu 1 1/2, Jalan Bangi
43500 Semenyih Selangor, Malaysia

        Re: BM Acquisition Corp.
            Registration Statement on Form S-1
            Filed June 17, 2025
            File No. 333-288106
Dear Traviss Loong Kam Seng:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 17, 2025
Cover Page

1. Where you discuss compensation, fees, reimbursements or other cash payments paid to the sponsor, officers, directors or their respective affiliates, please revise to include cross-references to all related disclosures. Refer to Item 1602(a)(3) of Regulation S-
       K.
2. When discussing the disparate voting rights, please also revise to disclose that only class B ordinary shares may vote on continuing your company in a jurisdiction outside of the Cayman Islands.
Conflicts of Interest, page 10

3. We note your disclosure on page 12 that you not prohibited from pursuing an initial business combination with a company that is affiliated with your sponsor, officers and directors or their affiliates and that you are not required to obtain a fairness opinion
 July 14, 2025
Page 2

       from an independent entity. You also disclose on page 155, that in the event that you enter into a business combination with an affiliated target, you will obtain a fairness opinion from an independent entity. Please revise your registration statement to reconcile these disclosures.
Offering proceeds to be held in trust, page 23

4. We note your disclosure here that except for interest earned on the funds in the trust account that may be released to you to pay your tax obligations, the proceeds held in the trust account will not be available to you for expenses related to the offering or expenses incurred prior to a business combination. However, you indicate on page 15 and elsewhere that an annual limit of $100,000 of interest may be released from the trust to fund your working capital requirements. Please revise here and elsewhere to reconcile these disclosures or advise. Similarly, when discussing the liquidation of the trust in the event you are unable to complete a business combination, please clearly disclose the $100,000 from interest to pay dissolution expenses as set forth in
       Exhibit 10.2. In this regard, we note that some places, including the cover page, do not reflect such amount to be paid from the interest on the trust. Redemption rights for public shareholders upon consummation of our initial business combination, page 28

5. We note your disclosure here and elsewhere in the registration statement, as well as in the Amended and Restated Memorandum and Articles of Association filed as exhibit
       3.1, that you are only required to give 10 days notice for each general meeting. Please revise here and elsewhere as applicable to be consistent with the minimum dissemination period required by Exchange Act Rule 14a-6(q).
Risk Factors
Risks Associated with Our Business and Securities
Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act..., page 39

6. We note your disclosure on page 40 that your auditor is MaloneBailey, LLP, and is headquartered in Houston, Texas. You further disclose that your auditor is not headquartered in China or Hong Kong. However, the auditor's report and consent you filed are signed by Guangdong Prouden CPAs GP, located in Guangzhou, China.
       Please reconcile these discrepancies or advise.
Risk Factors
The nominal purchase price paid by our sponsor for the insider shares may result in significant dilution..., page 57

7. Please confirm the accuracy of the amounts in this risk factor, or revise for accuracy.
Dilution
Assuming No Exercise of Over-Allotment Option, page 91

8. We note that the amounts reflected in the "Net proceeds from this offering and sale of the private units, net of expenses" do not represent the correct amount. Additionally, the amounts from Public Shareholders and the Total Amount in your table at the
 July 14, 2025
Page 3

       bottom of this page do not agree with the offering. Please revise your tables on this page to address these discrepancies, or advise. Additionally, please ensure your tabular information throughout your filing is updated appropriately.

Management Discussion and Analysis
Liquidity and Capital Resources, page 94

9. We note your disclosure on page 94 that the factors discussed in this section raise substantial doubt about your ability to continue as a going concern. We also note your expert disclosure on page 186, which states that your independent registered public
       accounting firm   s report contains an explanatory paragraph expressing
substantial
       doubt about your ability to continue as a going concern, as described in
Note 1 to the
       financial statement. We are unable to locate this disclosure in Note 1. Please reconcile
       the referenced disclosures with the accountants    report on page F-2,
which does not
       contain such an explanatory paragraph, and with the disclosure on page F-9, which appears to indicate that the substantial doubt about your ability to continue as a going concern has been mitigated.
Principal Shareholders, page 133

10. We note your disclose here that Mr. Traviss Loong Kam Seng is the sole member of your sponsor, and, as a result, holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. You further disclose that all of your officers, directors and your advisors are members of the sponsor. Please revise to clarify this discrepancy. Please also include disclosure identifying all of the controlling persons of the sponsor, all persons with a direct or indirect material interest in the sponsor, and the nature and amount of their interests. Refer to Item
       1603(a)(7) of Regulation S-K.
Exhibits

11. Please request Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions or explain these assumptions. It is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. In this regard, for example, we note paragraphs 7,8, 9 and 11(b),
       (e) and (g) of Schedule 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
12. We note the disclosure on page 8 that pursuant to a letter agreement, the sponsor, officers and directors agreed "to vote all ordinary shares beneficially owned by them
       (whether acquired before, in, or after this offering) in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction)." We note that the letter agreement is inconsistent with such disclosure and requires such persons to vote all ordinary shares owned by them in favor of a business combination. Please reconcile.
 July 14, 2025
Page 4
13. Please revise the fee table filed as Exhibit 107 to also cover the ordinary shares underlying the warrants. We note the disclosure on page 19 that you are registering the ordinary shares underlying the warrants.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Debbie Klis, Esq.